Exhibit 99.1

FEMSA Announces Successful Sustainability Linked Bond Issuances in the Euro Market

Monterrey, Mexico, April 28, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “the Company”) (NYSE: FMX; BMV: FEMSAUBD) announced the placement of Euro-denominated sustainability linked notes in the international capital markets. FEMSA successfully issued EUR €700 million in senior notes due in 2028 bearing interest at an annual rate of 70 basis points over the relevant benchmark for a yield of 0.551%, and EUR €500 million in senior notes due in 2033 bearing interest at an annual rate of 88 basis points over the relevant benchmark for a yield of 1.068% (the “Notes”). This issuance represents the largest ever sustainability linked bond by a Latin American issuer, and it was backed by 196 international institutional investors and was oversubscribed 1.9x times.

In connection with the Notes, FEMSA adopted and published its Sustainability Linked Bond Framework, which was prepared in accordance with the Sustainability-Linked Bond Principles (“SLBP”) 2020, as administered by the International Capital Market Association. The Sustainability Linked Bond Framework includes certain Sustainability Performance Targets of the Company, which are aligned with its overall sustainability strategy priorities for 2030. Per the terms of the Notes, the satisfaction of the Sustainability Performance Targets will be verified by an accredited external party, and in the event that such targets are not satisfied by certain dates, there will be an interest rate step up of 25 basis points. In addition, the Company obtained a Second-Party Opinion from Sustainalytics in accordance with industry best practices.

Additionally, pursuant to the Sustainability-Linked Bond Framework, FEMSA has committed to publish annually on its website a Sustainability-Linked Securities update within its Sustainability Annual Report, which will include up-to-date information on its performance with respect to the key performance indicators.

The Sustainability Linked Bond Framework and Second-Party Opinion are available at: https://femsa.gcs-web.com/sustainable-finance

This issuance received credit ratings of A- from Standard & Poor's and A from Fitch Ratings.

The proceeds from this issuance will be used to redeem FEMSA’s EUR €1 billion 1.75% Euro-denominated Senior Notes due 2023, pursuant to the terms of the indenture under which such existing Notes were issued, and the remainder, if any, will be used for general corporate purposes.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

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